Exhibit 1

FOR IMMEDIATE RELEASE

Obsidian Finance Group and The Campbell Group Encouraged by Strong
Shareholder Support for Longview Fibre Special Meeting

Holders of More Than 55% of Shares Provide Agent Designations to Call
Meeting to Consider Proposals Advanced by Obsidian and Campbell

PORTLAND, OREGON – July 14, 2006 – Obsidian Finance Group, LLC, a private equity firm and The Campbell Group, LLC, a timber investment management company today announced that they are very encouraged by the positive response to their solicitation, having received GOLD agent designations from holders of more than 55% of the shares of Longview Fibre Company (NYSE: LFB) as of 1:00 p.m. ET today.

Obsidian and Campbell solicited the agent designations for the purpose of calling a special meeting at which Longview Fibre shareholders could communicate their interest in having Longview’s Board of Directors engage in discussions regarding the Obsidian/Campbell proposal to acquire the company in an all-cash merger and in declassifying the Board of Directors.

Longview Fibre had previously scheduled a special meeting for September 12, 2006 in response to Obsidian and Campbell’s filing of a definitive solicitation statement with the Securities and Exchange Commission in connection with their solicitation of agent designations. The agent designations received by Obsidian and Campbell are being sent to Longview Fibre today, along with a formal demand for the special meeting that indicates the September 12 meeting date would be acceptable.

Obsidian Senior Principal David Brown commented: “We want to express our appreciation to the many shareholders who took the time to complete and return the agent designation cards to call the special meeting. We believe these shareholders are sending a clear message to the Longview Fibre Board. We are very pleased with such tremendous support, especially after the company announced that it had already set a date for a special meeting – a move which could have made shareholders less interested in completing the agent designation cards.”

On June 28, 2006, Obsidian and Campbell submitted a new proposal to the Board of Directors of Longview Fibre which increased their all-cash proposal to acquire the Company to $20.51 per share, assuming that the shares to be issued by the company in the upcoming special distribution announced are issued at a value of not less than $20.51. The increased proposal equates to a pre-distribution price of $28.05 per share.

Brown continued, “We know that many shareholders have contacted the company and we want to encourage Longview Fibre’s Board of Directors to hear their shareholders’ requests and meet with us to discuss our proposal. Thus far, the company has not responded directly to our increased offer. We encourage the Board to meet with us to discuss our proposal and allow diligence in advance of the September 12 meeting.”

About Obsidian Finance Group

Obsidian Finance Group, LLC, is a private equity group bringing a multi-disciplinary approach to finding and creating value through solving difficult and complex financial problems. Obsidian typically brings capital as well as creativity in the search for the optimal solution. For more information on Obsidian, please go to www.obsidianfinance.com.

About the Campbell Group

The Campbell Group, LLC, is a vertically integrated, full-service timberland investment advisory firm founded in 1981 to acquire and manage timberland for investors. The Campbell Group is one of the largest timber investment managers in the world with more than $2 billion of equity commitments available for additional timberland investments. More information is available at www.campbellgroup.com.

In connection with the solicitation of proxies with respect to a special meeting of shareholders of Longview Fibre Company, Obsidian Finance Group, LLC and The Campbell Group, LLC expect to file with the Securities and Exchange Commission (“SEC”) a proxy statement which shareholders are advised to read as it will contain important information. Shareholders will be able to obtain a free copy of such proxy statement (when and if available), the definitive solicitation statement filed by Obsidian and Campbell on June 1, 2006 in connection with their solicitation of agent designations from Longview Fibre shareholders (the “solicitation statement”), and other relevant documents filed with the SEC from the SEC website at www.sec.gov. Such proxy statement (when and if available) and the solicitation statement also will be provided for free upon request to shareholders by Obsidian and Campbell.

Information concerning Obsidian, Campbell and certain of the officers and employees of Obsidian and Campbell, each of whom may be deemed to be a participant in a solicitation by Obsidian and Campbell of proxies with respect to a special meeting of Longview shareholders, including a description of their direct and indirect interests, by security holdings or otherwise, in the matters to be acted upon at such meeting, may be found in a Schedule 14A filed pursuant to Rule 14a-12 by Obsidian and Campbell on April 18, 2006. A copy of such document is available on the SEC website at www.sec.gov.

Media Contacts:
Drew Brown/Lesley Bogdanow	Kelly O’Brien
Citigate Sard Verbinnen	Hubbell Communications
212-687-8080	503-796-3013

Investor Contacts:
David Brown/Kevin Padrick	Daniel Burch/ Lawrence Dennedy
Obsidian Finance Group	MacKenzie Partners, Inc.
503-245-8800	212-929-5500